Exhibit 99.1

In January, FCA posted European sales of more than 72,600 vehicles, a year-over-year increase of 14.5% compared with 6.3% for the industry. All FCA brands registered increases, with Jeep up 32.6%, Fiat and Alfa Romeo up 13.9% and Lancia up 2.3%. The Fiat Panda, 500 and 500L continued to dominate their segments, while the Fiat 500X and Jeep Renegade have firmly established themselves among the leaders in the Small SUV segment. The Fiat Tipo also had a successful European debut with more than 15,000 vehicles ordered in EMEA.

FCA closed the month of January with sales in Europe (EU28+EFTA) totaling more than 72,600 vehicles. This represented a 14.5% year-over-year increase, significantly above the European industry average of 6.3%. Market share was 40 basis points higher at 6.6%.
FCA outperformed the industry average in most major markets. January sales were up 19.7% in Italy (+17.4% for the industry), 8.5% in France (+3.9% for the industry) and 18.7% in Spain (+12.1% for the industry).

Fiat brand also significantly outperformed the industry average with January sales up 13.9% to more than 54,000 vehicles and market share 30 basis points higher at 4.9%.
For the major markets, the brand also outperformed the industry in Italy (+19.7%), Germany (+4.9%) and France (+13.1%). Sales in Spain were up 10.3%.
The Fiat Panda and 500 continued as the two top-selling vehicles in the European A segment, confirming their 2015 leadership position. Sales of the Panda were up 30.1% year-over-year to more than 17,000 vehicles and it was the leader in the European A segment with a 16.9% share. The Panda was followed closely by the 500, which posted sales of 13,700 units and a segment share of 13.6%. The 500L continued as leader in the Small MPV segment, with January sales of nearly 6,200 units and a 24.6% segment share. The 500X also turned in a strong performance maintaining its position among the top five in the Small SUV segment with nearly 8,300 vehicles sold and an 8.8% segment share. Finally, the success of the Tipo continued with more than 15,000 vehicles ordered since launch in the EMEA region (Europe, Middle East and Africa).

Lancia/Chrysler posted January sales of more than 5,700 vehicles (+2.3%) with market share stable at 0.5%.
Sales of the Ypsilon were up 6.4%. In Italy, sales of the Ypsilon were up 12.0% and it was the number one selling B-segment model with a 13.9% share.

Alfa Romeo also outperformed the industry with January sales totaling nearly 4,600 units (+13.9% year-over-year) and share stable at 0.4%.
The brand outperformed the industry average in France (+24.2%), the UK (+28.8%), Spain (+23.1%) and Belgium (+44.5%). Sales of the Giulietta were up 25.8% over January a year ago.

Following a record 2015, with nearly 1.3 million vehicles sold worldwide, Jeep brand posted another strong monthly performance. In Europe, January sales were in excess of 7,800 units, a 32.6% year-over-year increase, and market share was 10 basis points higher at 0.7%. Sales results were particularly strong in the UK, with a 139.3% increase, and Italy (+47.6%).
The increase was primarily driven by the new Jeep Renegade, firmly among the top ten in its segment with nearly 5,800 vehicles sold and a 6.1% segment share.

Maserati posted European sales of 437 vehicles.

London, 16 February 2016

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